SO 3/5/03

03014711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53541

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2003
181
SEC PROCESSING SECTION WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Athena Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

86 Ladoga Avenue, Suite 1100
(No. and Street)

Tampa, (City) Florida (State) 33606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth T. McGuire (813) 251-4993
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Aidman, Piser & Company, P.A.
(Name — if individual, state last, first, middle name)

401 E. Jackson Street, Suite 3400 (Address) Tampa, (City) Florida (State) 33602 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Elizabeth T. McGuire, Financial Operations and Principal Manager, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Athena Capital Partners, Inc., as of December 31, 2002, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Financial Operations & Principal Manager
Title

[signature: Linda H. Staskiel]
Notary Public
Feb. 25, 2003

LINDA H. STASKIEL
MY COMMISSION # DD 135394
EXPIRES: November 19, 2006
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATHENA CAPITAL PARTNERS, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2002

ATHENA CAPITAL PARTNERS, INC.
DECEMBER 31, 2002

CONTENTS

AIDMAN, PISER
& COMPANY
Certified Public Accountants
& Business Advisors

401 EAST JACKSON STREET, SUITE 3400
TAMPA, FLORIDA 33602

813-222-8555 • FAX 813-222-8560

Independent Auditors' Report

The Board of Directors,
Athena Capital Partners, Inc.
Tampa, Florida

We have audited the statement of financial condition of Athena Capital Partners, Inc. as of December 31, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Athena Capital Partners, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Aidman, Piser & Company, P.A.

February 16, 2003
Tampa, Florida

ATHENA CAPITAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	12,780
Accounts receivable		24,500
Deposit		809
Other receivables		1,007
Total assets	$	39,096

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	500
Due to stockholder		3,000
Total liabilities		3,500
Stockholders' equity:		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		68,809
Stock subscription receivable	(	40,000)
Retained earnings		5,787
Total stockholders' equity		35,596
	$	39,096

See notes to financial statements.

ATHENA CAPITAL PARTNERS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

Revenue	$ 63,507
Operating expenses:	
Commissions	24,957
Bad debts	529
Professional fees	5,750
Licenses and taxes	2,028
Advertising	1,030
Application fees	1,122
Contributions	500
Insurance	467
Office expenses	287
Total operating expense	36,670
Operating income	26,837
Non-operating income (expense):	
Interest income	530
Write-off of stock subscription receivable	(9,809)
	(9,279)
Net income	$ 17,558

See notes to financial statements.

ATHENA CAPITAL PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional Paid-in Capital	Stock Subscriptions Receivable	Retained earnings (accumulated deficit)	Total
	Shares	Amount				
Balances, January 1, 2002 (restated)	1,000	$ 1,000	$ 18,809	($ 9,809)	($ 3,928)	$ 6,072
Shares returned	(250)	(250)	250	-	-	-
Write-off stock subscription receivable	-	-	-	9,809	-	9,809
Stock subscription	250	250	49,750	(40,000)	-	10,000
Distributions to stockholders	-	-	-	-	(7,843)	(7,843)
Net income for the year	-	-	-	-	17,558	17,558
Balances, December 31, 2002	1,000	$ 1,000	$ 68,809	($ 40,000)	$ 5,787	$ 35,596

See notes to financial statements.

ATHENA CAPITAL PARTNERS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$ 17,558
Adjustments to reconcile net income to net cash flows from operating activities:	
Write-off of stock subscription receivable	9,809
Increase (decrease) in cash resulting from changes in:	
Accounts receivable	(24,500)
Other receivables	(1,007)
Accounts payable and accrued expense	3,500
Deposit	(809)
Net cash flows from operating activities	4,551
Cash flows from financing activities:	
Distributions to stockholders	(7,843)
Stock subscriptions received	10,000
Net cash flows from financing activities	2,157
Net increase in cash and cash equivalents	6,708
Cash and cash equivalents, beginning of year	6,072
Cash and cash equivalents, end of year	$ 12,780

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES

During the year ended December 31, 2002, two stockholders returned an aggregate of 250 shares of common stock to the Company in exchange for no consideration. All shares returned to the Company were simultaneously cancelled.

During the year ended December 31, 2002, the Company sold 250 shares of common stock for $50,000, $40,000 of which was in consideration of a stock subscription receivable.

ATHENA CAPITAL PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. **Nature of business and summary of significant accounting policies:**

Nature of business:

Athena Capital Partners, Inc., ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers (the "NASD"). The Company is a Florida Corporation, incorporated on January 9, 2001.

Cash and cash equivalents:

The Company considers all investments with a maturity of three months or less to be cash equivalents.

Revenue recognition:

The Company recognizes revenue from commissions and fees it earns upon the completion of its responsibilities related to the transaction.

Use of estimates:

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company has elected to be treated as an S-Corporation for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported by the stockholders on their individual income tax returns.

2. **Prior period adjustment:**

Stockholders' equity at January 1, 2002 has been restated (reduced) to recognize a stock subscription receivable as a reduction of equity rather than an asset.

3. **Cash deposit:**

The Company has an $809 cash deposit with NASD to facilitate NASD's directly charging of certain expenses related to the Company's operations as a broker-dealer.

4. **Concentration of credit risk and major customer information:**

The Company maintains its cash accounts with a banking institution. The total cash balances are insured by the F.D.I.C. up to $100,000 per account.

Management assesses the financial stability of its customers to limit its credit risk. The Company does not require collateral on other security to support customer receivables. Accounts receivable at December 31, 2002 was comprised of amounts due from three customers.

The Company's revenues for 2002 were derived from three customers who comprised 40%, 24%, and 12%, respectively, of total revenues for the year.

5. **Stock subscription:**

Effective December 31, 2002, the Company sold 250 shares of stock to a new stockholder for $50,000 ($10,000 cash and a $40,000 note). The note bears interest at LIBOR plus 1% and is payable in 3 installments ($10,000 in 2003 and $30,000 in 2004). All installments due dates are subject to six month extensions under certain circumstances.

6. **Related party transactions:**

The Company has a $3,000 non-interest bearing payable due to a stockholder resulting from amounts due him as a result of advances the stockholder had made to a customer.

The Company incurred commission expenses to stockholders of $4,800 in 2002.

7. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of approximately $9,280. The Company was in excess of its required net capital by approximately $4,280 as of December 31, 2002.

ATHENA CAPITAL PARTNERS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE I

Net Capital

Total stockholders' equity	$ 35,596
Deductions:	
Non-liquid cash account	(809)
Accounts receivable	(25,507)
Net capital	$ 9,280

Aggregate indebtedness

Total aggregate indebtedness	$ 3,500

Computation of basic net capital requirement

Minimum net capital required based on aggregate indebtedness	$ 233
Minimum dollar requirement	$ 5,000
Minimum net capital required	$ 5,000
Excess net capital	$ 4,280
Excess net capital at 100% (net cap – 10% of aggregate indebtedness)	$ 8,930

ATHENA CAPITAL PARTNERS, INC.
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE II

Reconciliation with Company's net capital requirement computation:
(included in Part II of Form X-17A-5 as of December 31, 2002)

Net capital, as reported in Company's (unaudited) focus report	$	9,280
Adjustments		-
Net capital per audited financial statements	$	9,280

ATHENA CAPITAL PARTNERS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE III

Exemption based on subparagraph k(2)(i) of Rule 15c3-3.

ATHENA CAPITAL PARTNERS, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE IV

Exemption based on subparagraph k(2)(i) of Rule 15c3-3.

Note: Company does not receive or hold customer securities.

AIDMAN, PISER
& COMPANY

Certified Public Accountants
& Business Advisors

401 EAST JACKSON STREET, SUITE 3400
TAMPA, FLORIDA 33602

813-222-8555 • FAX 813-222-8560

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
Athena Capital Partners, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Athena Capital Partners, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the NASD, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Aidman, Piser & Company, P.A.

February 16, 2003
Tampa, Florida